SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                        XM Satellite Radio Holdings Inc.
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                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                   983759-10-1
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                                 (CUSIP Number)

                              Hal B. Perkins, Esq.
                           Telcom-XM Investors, L.L.C.
                        211 North Union Street, Suite 300
                              Alexandria, VA 22314
                                 (703) 706-3800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983759-10-1             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TELCOM-XM INVESTORS, L.L.C.
      Tax ID #54-1948896
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      Not Applicable
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                         -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,696,626
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,696,626
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,696,626 (see Item 5)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

      See Item 5.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.29% (see Item 5)
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14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 983759-10-1             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TELECOM VENTURES L.L.C.
      Tax ID #54-1695113
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                         -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,696,626
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,696,626
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,696,626 (see Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

      See Item 5.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.29% (see Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 983759-10-1             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CHERRYWOOD HOLDINGS, INC.
      Tax ID #54-1314785
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Kansas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,696,626
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,696,626
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,696,626 (see Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

      See Item 5.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.29% (see Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1250 23rd Street, N.W., Washington, DC 20037-1100.

            The Reporting Persons (as defined below) have entered into a Joint Filing Agreement, dated October 18, 1999, a copy of which is attached hereto as
Schedule I.

Item 2. Identity and Background.

            This Statement is being filed by Telcom-XM Investors, L.L.C., a Delaware limited liability company ("Telcom-XM"), Telcom Ventures, L.L.C., a Delaware limited liability company ("Telcom Ventures"), Cherrywood Holdings, Inc., a Kansas corporation ("Cherrywood") (each, a "Reporting Person"). Each of Dr. Rajendea Singh ("Dr. Singh") and Mrs. Neera Singh ("Mrs. Singh") own approximately 40% of the outstanding capital stock of Cherrywood and Mrs. Singh is a trustee for trusts holding in the aggregate approximately 20% of such stock (the "Trusts"). Cherrywood holds a 75% membership interest in Telcom Ventures, but as a result of contractual arrangement with other members of Telcom Ventures, has a 100% interest in Telcom Ventures for purposes of its investment in Telcom-XM. Telcom Ventures holds a 96% membership interest in Telcom-XM. Each of Cherrywood, Telcom Venture and Telcom-XM is a private investment firm. Telcom Ventures specializes in making investments in the telecommunications industry. The address of the principal business and the principal offices of each of the Reporting Persons is 211 N. Union Street, Suite 300, Alexandria, Virginia 22314.

            For information with respect to the identity and principal occupation of each (i) executive officer and director of Cherrywood see Schedule II attached hereto; (ii) member of the Members Committee (each, a "director") and executive officer of Telcom Ventures see Schedule III attached hereto; and
(iii) executive officer and director of Telcom-XM see Schedule IV attached hereto.

            During the last five years, neither any Reporting Person, nor, to the best knowledge of each Reporting Person, any person identified in Schedules II, III and IV has (i) been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II, III and IV, are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            Beneficial ownership of the 2,696,626 shares of Class A Stock owned of record by Telcom-XM as of the date of this Statement was acquired prior to the consummation of an initial public offering of 10,000,000 shares of Class A Stock (the "Offering") and prior to the Issuer becoming subject to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The details of the purchase are set forth below.

            On June 7, 1999, Telcom-XM entered into the Note Purchase Agreement, by and between the Issuer and certain investors signatories thereto (the "Note Agreement"), pursuant to which Telcom-XM purchased a Series A Subordinated Convertible Note of the Issuer due December 31, 2004 (the "Note"), in the aggregate principal amount of $25,000,000. Telcom-XM used its working capital to acquire the Note. Pursuant to the Note Agreement, the Issuer issued $250,000,000 of Series A Subordinated Convertible Notes due December 31, 2004 to several new strategic and financial investors including Telcom-XM, and the Issuer used $75,000,000 of the proceeds from these notes to repay the outstanding loan payable to Worldspace, Inc., a Maryland corporation ("Worldspace"). The Note Agreement provided for automatic conversion of the Note held by Telcom-XM into Class A Stock of the Issuer upon the closing of a firm commitment underwritten public offering of common stock of the Issuer.

            On October 8, 1999, following the completion of the Offering, the Note owned by Telcom-XM converted into 2,696,626 shares of Class A Stock at a price of $9.52 per shares. As a result of this conversion, as of October 8, 1999, Telcom-XM owned an aggregate of 2,696,626 shares of Class A Stock.

Item 4. Purpose of Transaction.

            The 2,696,626 shares of Class A Stock owned of record by Telcom-XM as of the date of this Statement were acquired by Telcom-XM as a result of the conversion of the Note acquired for $25,000,000 on July 7, 1999, prior to the consummation of the Offering, and prior to the Issuer becoming subject to
Section 12(g) of the Exchange Act. Telcom-XM has acquired the Note as an investment in the regular course of business.

            Certain of Telcom-XM's rights with respect to the Issuer are governed by a shareholders' agreement dated as of July 7, 1999, by and among the Issuer, Telcom-XM, and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). The Shareholders Agreement is incorporated herein by reference as Exhibit I. Pursuant to the Shareholders' Agreement, one of the members of the Issuer's board of directors was appointed by Telcom-XM and two other parties to the Shareholders' Agreement.

            Telcom-XM's rights with respect to its shares of Class A Stock are also governed by the TCM Group Agreement dated July 7, 1999, by and among Telcom-XM, Columbia XM Radio Partners, LLC, a Virginia limited liability company ("Columbia"),

Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership ("MDCP"), Madison Dearborn Special Equity III, L.P., a Delaware limited partnership ("MDSE") and Special Advisors Fund I, LLC, a Delaware limited liability company ("SAFI" and, together with MDCP and MDSE, "Madison") (the "TCM Group Agreement"). The TCM Group Agreement provides for good faith cooperation among the parties thereto regarding the exercise of registration rights and the appointment of a member of the Issuer's board of directors. Certain other material provisions of the Shareholders' Agreement and the TCM Group Agreement are described in more detail in Item 6 below. The TCM Group Agreement is attached hereto as Exhibit III.

            There are certain restrictions on Telcom-XM's ability to sell or otherwise transfer its shares of Class A Stock. Under the Shareholders' Agreement, except for affiliated transactions and certain other permitted transfers, Telcom-XM may not transfer any shares of Class A Stock until the date which is one year from the issuance of the Note.

            In addition, Telcom-XM signed a "lock-up" agreement with Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, the lead underwriters for the Offering. Pursuant to this agreement, Telcom-XM has agreed not to sell, offer to sell, contract to sell, pledge, hypothecate, sell any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Stock, for a period of 180 days after the effective date of the registration statement filed by the Issuer in the Offering.

            Except as described above in this Item 4 and below in Item 6, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement and the TCM Group Agreement, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. Subject to the restrictions under the Shareholders' Agreement and the TCM Group Agreement, the Reporting Persons intend to vote their shares as they deem appropriate from time to time. In determining from time to time whether to sell the shares of the Issuer's Class A Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

            After giving effect to the issuance of 10,000,000 shares of Class A Stock by the Issuer in the Offering, and based on information provided to the Reporting Persons by the Issuer (the "Available Data"), there were 26,194,471 shares of Class A Stock of the Issuer outstanding on October 8, 1999.

            As of October 8, 1999, each of Cherrywood, Telcom Ventures and Telcom-XM beneficially owned 2,696,626 shares of Class A Stock, which represents approximately 10.29% of the Class A Stock outstanding. As of October 8, 1999, Dr. Singh beneficially owned 2,723,383 shares of Class A Stock, which represents approximately 10.4% of the Class A Stock outstanding. Subject to the restrictions and agreements described in Item 4 above and in Item 6 below, the Reporting Persons have shared power to vote (or to direct the vote) and shared power to dispose (or to direct the disposition) of 2,696,626 shares of Class A Stock. Each of Dr. Singh, Mrs. Singh and the Trusts expressly disclaims beneficial ownership of 2,696,626 shares of Class A Stock beneficially owned by Cherrywood, Telcom Ventures and Telcom-XM.

            In July 1999, Dr. Singh as a director of the Issuer was granted an option to purchase 26,757 shares of our Class A common stock at $9.52 per share. These options are immediately exercisable and expire on the tenth anniversary of the date of issuance. Dr. Singh has sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) of 26,757 shares of Class A Stock.

            The Trusts purchased 80,000 shares of Class A Stock of the Issuer in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock. The Trusts have sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) of 80,000 shares of Class A Stock. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by the Trusts.

            To the best knowledge of the Reporting Persons, none of the Reporting Persons, nor any of their executive officers and directors, beneficially own shares of Class A Stock of the Issuer other than as set forth herein.

            Telcom-XM may be deemed to be part of a group (within the meaning of Section 13(d)(3) of the Exchange Act) with the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors");
(2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) American Mobile Satellite Corporation ("American Mobile"); (5) Columbia; and (6) Madison. Telcom-XM and each of the other Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Stock of the Issuer held by General Motors, DIRECTV, Clear Channel, American Mobile, Columbia, or Madison, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by General Motors, DIRECTV, Clear Channel, American Mobile, Columbia or Madison.

            Based solely upon the Available Data, the Reporting Persons believe that, as of October 8, 1999 (the closing date of the Offering), General Motors, DIRECTV, Clear Channel, American, Columbia and Madison beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on October 8, 1999 set forth in the table.

      Name of Beneficial Owner      Number of Shares        Percentage
      ------------------------      ----------------        ----------

      General Motors                11,106,504 (1)          30.03%
      DIRECTV                        5,553,252 (2)          17.58%
      Clear Channel                  8,329,877              31.80%
      American Mobile               18,072,176 (3)          41.00%
      Columbia                       2,776,626              10.60%

      MDCP                          2,702,200               10.31%
      MDSE                             58,247                   *
      SAFI                             16,179                   *

     ------------------
     *  Less than 1%

      (1) Includes 10,786,504 shares of Class A Stock issuable upon conversion of Series A convertible preferred stock of the Issuer, 5,393,252 of which are owned by DIRECTV, a subsidiary of General Motors. The shares of Class A Stock issuable upon conversion of the Series A convertible preferred stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by General Motors, but not for the purpose of computing the percentage of Class A Stock owned by any other person.

      (2) Includes 5,393,252 shares of Class A Stock issuable upon conversion of Series A convertible preferred stock of the Issuer. The shares of Class A Stock issuable upon conversion of the Series A convertible preferred stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by DIRECTV, but not for the purpose of computing the percentage of Class A Stock owned by any other person.

      (3) Includes 17,872,176 shares of Class A Stock issuable upon conversion of American Mobile's 17,872,176 shares of Class B common stock, $.01 par value per share (the "Class B Stock") of the Issuer. The shares of Class A Stock issuable upon conversion of the Class B Stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by American Mobile, but not for the purpose of computing the percentage of Class A Stock owned by any other person.

            Except for the transactions reported in this Statement, the Reporting Persons have not engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

            To the best knowledge of the Reporting Persons, none the Reporting Persons' executive officers or directors has effected any transactions in the Class A Stock within the past 60 days.

            Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's

Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

            Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

            Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999 Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Columbia by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Columbia acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

            Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, MDCP acquired from the Issuer in a private placement 2,622,200 shares of Class A Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to MDCP by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, MDCP acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

            Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that on October 8, 1999, MDSE acquired from the Issuer in a private placement 58,247 shares of Class A Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to MDSE by the Issuer, at a conversion price of approximately $9.52 per share.

            Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that on October 8, 1999, SAFI acquired from the Issuer in a private placement 16,179 shares of Class A Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to SAFI by the Issuer, at a conversion price of approximately $9.52 per share.

            Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) in January 1999, American Mobile loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, American Mobile acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of American Mobile's common stock, par value $.01 per share (the "Exchange Transaction"),
(3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by American Mobile were exchanged on a one-for-one basis for shares of Class B Stock and as a result, American Mobile owned 125 shares of Class B Stock of the Issuer, which constituted 100% of the outstanding Class B Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by American Mobile in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Stock then owned by American Mobile were exchanged for 6,689,250 shares of Class B Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by American Mobile converted into 11,182,926 shares of Class B Stock and as a result of this conversion, as of October 8, 1999, American Mobile owned an aggregate of 17,872,176 shares of Class B Stock, and (6) on October 8, 1999, American Mobile acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

            The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Shareholders' Agreement

            Set forth below is a description of certain material provisions of the Shareholders' Agreement:

            Governance Provisions. The Issuer's board of directors consists of nine members, one of whom is selected by a majority in interest of Colombia, Madison and Telcom-XM, six of whom are selected by certain other shareholders, and two independent directors, one of whom must be approved by American Mobile, and one of whom must be approved by a majority of certain other shareholders. Following receipt of approval of the FCC to transfer control of the Issuer from American Mobile to a diffuse group of shareholders, the Issuer's board of directors will consist of nine members, one of whom will be selected by a majority in interest of Colombia, Madison and Telcom-XM, five of whom will be selected by certain other shareholders, two of whom will be independent directors of recognized industry experience and stature whose nominations must be approved by American Mobile and a majority of certain other shareholders including Telcom-XM, and one of whom will be the Issuer's President and Chief Executive

Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

            Restrictions on Transfer of Securities. As described in Item 4 above, except for affiliated transactions and certain other permitted transfers, Telcom-XM may not transfer any shares of Class A Stock until the date which is one year from the issuance of the Note.

            Registration Rights Agreement

            In addition to the contracts and agreements described above and in
Item 4 above, Telcom-XM has certain registration rights with respect to the shares of Class A Stock, pursuant to a registration rights agreement, dated July 7, 1999 (the "Registration Rights Agreement"), by and among the Issuer, Telcom-XM and certain other stockholders named therein. Commencing July 7, 2000, Telcom-XM and the other stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. Together with Columbia and Madison, Telcom-XM is entitled to make one demand. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

            TCM Group Agreement

            The TCM Group Agreement provides that the parties thereto agree that: (1) they will make good faith efforts to reach a unanimous decision regarding the rights granted in the Registration Rights Agreement, (2) they will make a good faith effort to select one individual to be their representative on the Issuer's Board of Directors in accordance with the Shareholders' Agreement, and (3) that each party may transfer or assign its Issuer securities to affiliates provided that such affiliate agrees to become a party the TCM Group Agreement and in the event a party desires to make a transfer or assignment of its Issuer securities which would bring such party's ownership in the Issuer below 6% equity interest level (on a fully diluted and as-converted basis) such party shall first offer such securities to the other parties.

            Other than the Shareholders' Agreement, the Registration Rights Agreement and the TCM Group Agreement, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons or, to the best of their knowledge, any executive officer or director of the Reporting Persons, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the

Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            The documents which have been filed as Exhibits are listed in the
Exhibit Index herein.

Exhibit 1 Shareholders' Agreement, dated as of July 7, 1999, by and among the Issuer, American Mobile Satellite Corporation, Baron Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, DIRECTV, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., and Telcom-XM Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

Exhibit 2 Registration Rights Agreement, dated July 7, 1999, by and among the Issuer, American Mobile Satellite Corporation, the Baron Asset Fund, and the holders of Series A subordinated convertible notes of the Issuer named in such agreement (incorporated by reference to Exhibit
            99.3 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

Exhibit 3 TCM Group Agreement dated July 7, 1999, by and among Telcom-XM Investors, L.L.C., Columbia XM Radio Partners, LLC, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 18, 1999

                                        CHERRYWOOD HOLDINGS, INC.


                                        By: /s/ Rajendra Singh
                                           -------------------------------------
                                           Name: Rajendra Singh
                                           Title: President

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 18, 1999

                                        TELCOM VENTURES, L.L.C.


                                        By: /s/ Rajendra Singh
                                           -------------------------------------
                                           Name: Rajendra Singh
                                           Title: Chief Executive Officer

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 18, 1999

                                        TELCOM-XM INVESTORS, L.L.C.


                                        By: /s/ Rajendra Singh
                                           -------------------------------------
                                           Name: Rajendra Singh
                                           Title: Chief Executive Officer

                                                                      Schedule I

                             JOINT FILING AGREEMENT

            The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Class A Common Stock of XM Satellite Radio Holdings, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date: October 18, 1999


                                        CHERRYWOOD HOLDINGS, INC.


                                        By: /s/ Rajendra Singh
                                           -------------------------------------
                                           Name: Rajendra Singh
                                           Title: President


                                        TELCOM VENTURES, L.L.C.


                                        By: /s/ Rajendra Singh
                                           -------------------------------------
                                           Name: Rajendra Singh
                                           Title: Chief Executive Officer


                                        TELCOM-XM INVESTORS, L.L.C.


                                        By: /s/ Rajendra Singh
                                           -------------------------------------
                                           Name: Rajendra Singh
                                           Title: Chief Executive Officer

                                                                     Schedule II

                            CHERRYWOOD HOLDINGS, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                                                Present Principal
    Name:                                   Occupation or Employment:
    -----                                   -------------------------

Rajendra Singh                           Representative on Members Committee,
President, Treasurer and Director        Chairman, Chief Executive Officer and
                                         Treasurer of Telcom Ventures, L.L.C.

Neera Singh                              Representative on Members Committee,
Executive Vice President, Secretary      Executive Vice President, Secretary of
and Director                             Telcom Ventures, L.L.C.

Hal B. Perkins                           General Counsel and Assistant Secretary
General Counsel and Assistant            of Telcom Ventures, L.L.C.
Secretary

Rahul Prakash                            President and Assistant Treasurer of
Vice President and Assistant Treasurer   Telcom Ventures, L.L.C.

                                                                    Schedule III

                             TELCOM VENTURES, L.L.C.

                MEMBERS COMMITTEE MEMBERS AND EXECUTIVE OFFICERS

                                               Present Principal
    Name:                                  Occupation or Employment:
    -----                                  -------------------------

Rajendra Singh                          Representative on Members
                                        Committee, Chairman, Chief
                                        Executive Officer and Treasurer

Neera Singh                             Representative on Members
                                        Committee, Executive Vice
                                        President, Secretary

Rahul Prakash                           President and Assistant Treasurer

Richard Darman                          Representative on Members Committee

Mark Ein                                Representative on Members Committee

Margaret Keast                          Assistant Treasurer

Hal B. Perkins                          General Counsel and Assistant
                                        Secretary

                                                                     Schedule IV

                           TELCOM-XM INVESTORS, L.L.C.

                MEMBERS COMMITTEE MEMBERS AND EXECUTIVE OFFICERS

                                               Present Principal
    Name:                                  Occupation or Employment:
    -----                                  -------------------------

Rajendra Singh                          Representative on Members Committee,
Representative on Members Committee,    Chairman, Chief Executive Officer and
Chairman, Chief Executive Officer       Treasurer of Telcom Ventures, L.L.C.
and Treasurer

Neera Singh                             Representative on Members Committee,
Representative on Members Committee,    Executive Vice President, Secretary of
Executive Vice President and Secretary  Telcom Ventures, L.L.C.

Rahul Prakash                           President and Assistant Treasurer of
Representative on Members Committee,    Telcom Ventures, L.L.C.
President and Assistant Treasurer

Hal B. Perkins                          General Counsel and Assistant
General Counsel and Assistant           Secretary of Telcom Ventures, L.L.C.
Secretary